Exhibit 99.1

Patria Investments announces acquisition of 51% stake in Solis Investimentos, a leading Asset Back Security-focused manager in Brazil

Partnership supports Solis' next phase of growth, while further expanding Patria’s leading Credit franchise in Latin America, adding approximately US$ 3.5 bn in Assets Under Management in the fast-growing CLO market

GRAND CAYMAN, Cayman Islands, Nov. 26, 2025 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today the agreement to acquire 51% of Solis Investimentos, a Brazilian investment manager specializing in the structuring and management of CLOs. The CLO market in Brazil has been benefiting from a variety of structural and secular trends which have driven asset growth at a compound annual growth rate (“CAGR”) of 35% over the last 5 years.

Upon completion of the transaction, the addition of Solis’ approximate US$ 3.5 bn of Fee-Earning AUM (“FEAUM”) will increase Patria’s total Credit FEAUM by over 40% to more than US$ 11.7 bn pro-forma as of 3Q25, solidifying its position as a leading Credit platform in Latin America. Pro-forma for the transaction, Credit will account for over 25% of Patria’s total FEAUM.

The partnership positions Solis for a new cycle of growth by connecting its high-quality credit origination, analysis, and monitoring capabilities to Patria's platform, expanding its access to both local and global capital.

Founded in 2015, and led by Delano Macedo and Ricardo Binelli, Solis is today a market leader in the CLO segment in Brazil, bolstered by strong market relationships, including robust access to capital and originators.

Solis serves a diversified investor base, including asset managers, bank treasuries, family offices and other wealth management clients. Solis originates, structures, and directly manages closed-end CLOs in Brazil targeting institutional investors, in addition to managing commingled evergreen allocator CLO fund of funds, targeting both institutional investors and wealth management clients.

Following the acquisition, the partners will continue to lead Solis. The team, comprising over 100 professionals, will remain in their current roles, with offices in Fortaleza and São Paulo, Brazil.

José Augusto Teixeira, Partner, said: “This strategic acquisition helps us expand and further consolidate our leading position as a Credit platform in Latin America, while significantly strengthening our origination capabilities in a large, underserved, and rapidly growing market. We see significant structural tailwinds supporting the growing penetration of non-bank, asset-backed instruments like CLOs as solutions to companies’ and individuals’ demand for credit. Solis' expertise in large-scale origination, analysis and monitoring is highly complementary to our business. We will combine Solis' speed and technical capability with Patria's sector intelligence and access to global and local capital to strengthen both platforms and better serve clients and businesses.”

“Solis is recognized by the market as the Brazilian home of CLOs, thanks to the expertise of its professionals in creating solutions for investors. Although our strategy remains the same, in this new phase the company continues its journey of sustainable growth, with even greater potential to create vehicles for those seeking the security of CLOs in their portfolio allocation strategies”, said Ricardo Binelli, Partner of Solis Investimentos.

Delano Macedo, Partner, said “The DNA of Solis that brought us here will be respected and preserved. From the perspective of borrowers, where we have stood out by creating customized solutions, it is important to emphasize that we will achieve significant reach gains through integration, combining Patria’s strength in the market with everything we have been building, further enhancing Solis’s presence as a leader in structuring CLOs.”

Solis currently manages over 120 funds and serves more than 30,000 investors. On aggregate, Solis’ funds have grown at an approximate 45% CAGR since 2021, exceeding the market's annual average of 35%.

The transaction is expected to be accretive in the first year. Additional information will be posted to the Shareholders section of Patria’s website at https://ir.patria.com/.

About Patria Investments

Patria is a global middle market alternative asset manager, specializing in key resilient and growth sectors. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over $51 billion in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Media contact:

Burson / +44 20 7113 3468 / patria@hillandknowlton.com

Patria Shareholder Relations:

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611